



MONTHLY INSIGHT

At October 31, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$23.25
Market price	US$24.55
Premium/(discount)	5.59%
Fund size	US$334.5m

Source: State Street Corporation

At October 31, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	-6.6	-7.5
Year to date	-4.0	-0.6
One year	-0.7	11.2
Three years %pa	22.9	18.2

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S

Just as Tippi Hedren was unnerved when dive-bombed by a seagull in Hitchcock's horror flick "The Birds", so Chinese markets were scared by media coverage of bird flu in October. The Hang Seng fell by over 7%, the H-share index slipped by more than 9% and Taiwanese stocks traded 6% lower. The Renminbi (RMB) firmed marginally against a strong US dollar, but the Taiwanese dollar continued to depreciate, and is now down by almost 6% since the start of the year.

Of course, other factors - quite apart from pictures of dead chickens - were at play. Investors' renewed enthusiasm for Japan sucked Funds from the rest of the region. And the massive Initial Public Offering (IPO) of state-owned China Construction Bank flopped, as was foretold, but not before scooping up US$8 billion of capital that might have been better deployed elsewhere. For example, a number of cheap, small cap debutants quickly fell below their listing price or had their IPOs pulled altogether.

The encouraging economic figures released during October stood in contrast to the horrible stock market conditions. China's exports continue to grow rapidly, with the figure for September showing them to be 25.9% higher than last year. In consequence, China racked up another whopping trade surplus of US$7.6 billion. Inflation seems to be contained, with the official Consumer Price Index (CPI) figure for September showing prices just 0.9% higher than last year. A slight increase in M2 Money (a measure of total money supply that includes circulating cash, savings and other time deposits) supply and Renminbi loan growth even spurred some sell-side economists, putting a little too much faith in the precision of Chinese statistics, to herald a re-acceleration of Chinese growth. But this is not what the managers are finding on their many factory visits. Top line growth is generally good, but companies are facing a constant struggle with oversupply and are moderating investment.

As for the Communist Party, you would think it was looking for votes. The minimum salary on which tax is paid was doubled to Rmb1600 (about US$200) per month, thereby halving the number of taxpayers. The party's draft of its new five-year plan focused on issues such as healthcare (China is a socialist country where 80% of the population do not have any health insurance), education and even energy efficiency. The government continues to resist increasing electricity and gas prices to reflect the rise in oil and coal prices, and is thereby effectively robbing electricity generators and refiners to the short-term benefit of consumers. There will be no such pressures on President Bush, of course, when he visits China on November 18th. We wait to see if there will be an exchange of gifts (further Renminbi appreciation for a breakthrough on textile import talks perhaps?)

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is currently 87.1% invested with holdings in 71 companies, three of which are unlisted.

The major portfolio change this month was to increase the weighting in the domestic A-share market to 13.8%. We are positive about A-shares, which are in the midst of radical reform: 220 companies, representing 30% of free market capitalisation, have already announced non-tradable share reform plans, clearing a long-term overhang. A full list of our A-share holdings is given inside, but some examples of new investments are: Tebian, China's largest maker of power transformers; Shanghai International Airport; Moutai, China's most famous liquor manufacturer; Zhenhua, the world's leading port machinery maker; and Yangtze Power, China's largest hydropower generator. Aside from these A-share purchases, we also bought holdings in: hotelier Shangri-La Asia, whose stock price has been depressed by the bird flu scare, but whose rooms are full; and Lianhua, a supermarket operator.

In October we booked losses on a number of stocks ahead of our fiscal year end, partly in order to offset large capital gains crystallised earlier in the year. This will result in a large dividend pay-out in December, for which we have readied cash.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The State Administration of Foreign Exchange has published details of the new regulations relating to the offshore listing of People's Republic of China (PRC) companies, effective on November 1, 2005. This clarifies the procedures for application. It should re-vitalise private equity activity, effectively frozen until now by the uncertainties caused by the new regulations.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$356.9m
Shares outstanding	14,388,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



Hong Kong	37.3%
Hong Kong 'H' shares	9.6%
Taiwan	18.3%
Singapore	1.4%
Shenzhen 'B' shares	0.9%
United States	1.7%
'A' share access product	13.8%
Direct	4.1%
Other assets & liabilities	12.9%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
'A' share access product	13.8%	-
Information technology	12.9%	25.1%
Industrials	10.9%	11.5%
Consumer discretionary	10.7%	6.5%
Financials	9.1%	28.8%
Utilities	6.7%	5.8%
Consumer staples	6.1%	0.9%
Materials	5.6%	6.6%
Telecommunications	4.7%	8.5%
Healthcare	4.3%	-
Energy	2.3%	6.3%
Other assets & liabilities	12.9%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	-6.6	-5.4
Year to date	-4.0	-25.0
Three years %pa	22.9	32.4

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (4.1%)

CDW Holdings Ltd	Information technology	2.2%
Global e Business	Information technology	0.9%
Captive Finance	Financials	0.9%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (37.0%)

Chaoda Modern Agriculture	Consumer staples	3.8%
China Netcom	Telecommunications	3.0%
China Life Insurance	Financials	3.0%
Cathay Financial	Financials	2.9%
Xinao Gas	Utilities	2.6%
China Minsheng Banking	Financials	2.5%
Zijin Mining	Materials	2.3%
Solomon Systech	Information technology	2.3%
TPV Technology	Industrials	2.3%
Anhui Expressway	Utilities	2.1%
Tripod Technology	Information technology	2.1%
Synnex Technologies	Consumer discretionary	2.1%
Li Ning	Consumer staples	2.0%
Shenzhen Expressway	Utilities	2.0%
Merry Electronics	Consumer discretionary	2.0%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**-6.6**	**-8.6**	**-4.0**	**-0.7**	**22.9**	**17.7**	**7.2**
MSCI Golden Dragon	-7.5	-7.7	-0.6	11.2	18.2	2.9	n/a
Hang Seng Chinese Enterprise	-8.7	-9.1	0.9	6.3	37.9	21.8	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of October 31, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.58
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**37.3%**
Chaoda Modern Agriculture	682 HK	HK$2.9	34,089,900	12,862,537	3.8%
China Netcom	906 HK	HK$12.3	6,435,500	10,169,355	3.0%
China Life Insurance	2628 HK	HK$5.7	13,497,000	9,924,009	3.0%
Xinao Gas	2688 HK	HK$5.9	11,560,000	8,723,459	2.6%
Zijin Mining	2899 HK	HK$2.5	24,800,000	7,837,775	2.3%
Solomon Systech	2878 HK	HK$2.9	20,698,000	7,609,363	2.3%
TPV Technology	903 HK	HK$5.9	9,968,000	7,586,388	2.3%
Li Ning	2331 HK	HK$4.7	11,400,000	6,874,823	2.0%
Golden Meditech	8180 HK	HK$1.4	27,900,000	4,894,611	1.5%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,484,172	1.3%
Ports Design	589 HK	HK$7.3	4,721,500	4,415,634	1.3%
Shangri-La Asia	0069 HK	HK$10.9	3,100,000	4,338,768	1.3%
Global Bio-Chem Technology	809 HK	HK$3.1	9,518,000	3,775,425	1.1%
Comba Telecom Systems	2342 HK	HK$1.8	16,118,000	3,638,516	1.1%
FU JI Food & Catering	1175 HK	HK$8.8	2,844,000	3,228,400	1.0%
China Shineway Pharmaceutical	2877 HK	HK$3.3	7,615,000	3,192,481	1.0%
Digital China	861 HK	HK$2.0	10,692,000	2,792,923	0.8%
Fountain Set	420 HK	HK$3.0	6,714,000	2,598,230	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,431,374	0.7%
TCL Multimedia Technology	1070 HK	HK$1.2	15,988,000	2,412,987	0.7%
Ocean Grand Chemicals	2882 HK	HK$1.0	17,379,000	2,174,561	0.6%
Asia Aluminum	930 HK	HK$0.6	23,250,000	1,889,464	0.6%
China Power International	2380 HK	HK$2.6	4,907,000	1,645,752	0.5%
China Rare Earth	769 HK	HK$0.6	15,254,000	1,219,974	0.4%
Asia Zirconium	395 HK	HK$0.7	13,196,000	1,191,558	0.3%
Beiren Printing Machinery	187 HK	HK$1.3	7,000,000	1,155,801	0.3%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	1,064,214	0.3%
Sino Golf	361 HK	HK$0.7	6,837,000	590,902	0.2%
Arcontech	8097 HK	HK$0.1	18,386,000	237,171	0.1%
Hong Kong 'H' shares					**9.6%**
Anhui Expressway	995 HK	HK$3.9	13,938,000	7,056,919	2.1%
Shenzhen Expressway	548 HK	HK$2.5	21,494,000	6,792,949	2.0%
China Shenhua Energy	1088 HK	HK$8.5	4,536,500	4,974,104	1.5%
BYD	1211 HK	HK$10.9	3,225,000	4,555,320	1.4%
Sinotrans	598 HK	HK$2.7	12,835,000	4,470,280	1.3%
China Oilfield Services	2883 HK	HK$2.9	9,546,000	3,509,468	1.0%
Lianhua Supermarket	980HK	HK$8.4	828,000	897,190	0.3%
Taiwan					**18.3%**
Cathay Financial	2882 TT	NT$59.0	5,438,000	9,562,672	2.9%
Tripod Technology	3044 TT	NT$69.6	3,334,095	6,916,323	2.1%
Synnex Technologies	2347 TT	NT$40.6	5,682,164	6,875,873	2.1%
Merry Electronics	2439 TT	NT$74.0	3,012,016	6,643,196	2.0%
Fubon Financial	2881 TT	NT$29.0	7,180,952	6,206,805	1.8%
Advanced Semiconductor Engineering	2311 TT	NT$20.5	8,046,000	4,904,123	1.4%
Wintek	2384 TT	NT$46.1	2,908,209	3,995,900	1.2%
Data Systems Consulting	2447 TT	NT$25.6	4,362,043	3,328,266	1.0%
Cheng Shin Rubber	2105 TT	NT$24.2	4,129,481	2,978,509	0.9%
Yieh United Steel	9957 TT	NT$10.5	9,483,000	2,967,721	0.9%
Taiwan Green Point	3007 TT	NT$72.9	1,286,777	2,795,882	0.8%
Taiwan FamilyMart	5903 TT	NT$48.0	1,645,592	2,354,244	0.7%
SinoPac	2890 TT	NT$13.2	3,996,000	1,572,126	0.5%
Singapore					**1.4%**
Bio-Treat Technology	BIOT SP	SG$0.8	9,799,000	4,796,491	1.4%
Shenzhen 'B' shares					**0.9%**
China International Marine	200039 CH	HK$6.5	3,425,890	2,850,415	0.9%
United States					**1.7%**
The9	NCTY US	US$18.8	184,861	3,482,781	1.0%
China Techfaith Wireless	CNFT US	US$9.8	197,700	1,935,483	0.6%
Chindex International	CHDX US	US$3.7	69,987	257,552	0.1%

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
'A' share access products					**13.8%**
China Minsheng Banking		US$0.5	16,172,864	8,354,382	2.5%
Shenergy		US$0.7	5,940,000	3,896,640	1.2%
Shanghai Port Container		US$1.4	2,434,945	3,376,295	1.0%
Shanghai Zhenhua Port Machinery		US$1.1	3,102,911	3,358,281	1.0%
Qinghai Salt Lake Potash		US$1.4	2,396,122	3,325,338	1.0%
Xinjiang Tebian Electric		US$0.9	3,577,791	3,319,117	1.0%
China Yangtze Power		US$0.9	3,699,980	3,313,332	1.0%
Shanghai International Airport		US$1.8	1,799,974	3,306,192	1.0%
China Merchants Bank		US$0.8	4,199,962	3,262,530	1.0%
Kweichow Moutai		US$6.0	547,906	3,213,445	0.9%
iShares Asia Trust-FTSE/Xinhua		HK$40.5	580,000	3,030,108	0.9%
China Petroleum & Chemical		US$0.5	5,539,000	2,686,415	0.8%
Youngor		US$0.4	4,423,873	1,800,516	0.5%
Direct					**4.1%**
CDW Holdings Ltd			60,000,000	7,245,009	2.2%
Global e Business			40,000	3,052,738	0.9%
Captive Finance			2,000,000	3,045,000	0.9%
teco Optronics			1,861,710	150,000	0.1%
Other assets & liabilities					**12.9%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Companies Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532 www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: 212 258 1900 Fax: 212 258 1919